UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)

TAYCO DEVELOPMENTS, INC.
(Name of Issuer)

Common Stock, par value
(Title of Class of Securities)

_______________________876791104_______________________
(CUSIP Number)

Reporting Person: Bruce Paul, One Hampton Road, Purchase, New
York 10577
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 31, 2000
(Date of Event which Requires Filing of this Statement)

1. 	Name of Reporting Person  - Bruce Paul
S.S. or I.R.S. Identification No. of Above Person (entities only)


2.	Check the appropriate Box if a Member of a Group (see
instructions)
		a. [    ]
		b. [    ]

3. 	SEC Use Only

4.	Source of Funds
		N/A

5. 	Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(c)
		N/A

6. 	Citizenship or Place of Organization
		United States


			7.	Sole Voting Power
Number of			74,500 shares individually and as
shares 			Custodian
Beneficially	8. 	Shared Voting Power
Owned by			0
Each			9. 	Sole Dispositive Power
Reporting			74,500 shares individually and as
Person              Custodian
Reporting		10.	Share Dispositive Power
Person				0

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person
		74,500 shares individually and as Custodian

12.	Check Box If the Aggregate Amount in Row (9) Excludes
Certain Shares (See instructions)
			[     ]

13. 	Percent of Class Represented by Amount in Row (9)
			7.52%

14.	Type of Reporting Person (See instructions)
			IN

Item 1.	Security and Issuer
		TAYCO DEVELOPMENTS, INC.
		100 Taylor Drive
		North Tonawanda, New York 14120

Item 2.	Identity and Background
		(a) 	Bruce Paul

		(b) 	One Hampton Road
			Purchase, New York 10577

		(c) 	Private Investor
			One Hampton Road
			Purchase, New York 10577

		(d)	During the last five years, the Reporting
Person was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)


		(e)	During the last five years, the Reporting
Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

		(f)	United States

Item 3.	Source and Amount of Funds or Other Consideration
The amount of funds used to purchase the shares reflected on Schedule A was derived from the personal funds of the reporting party. The aforementioned purchases placed the reporting party in a position to require filing under
Schedule 13D.  The attached schedule is a list
of the reporting person's prior transactions in the security.

Item 4.	Purpose of Transaction
The purpose of the acquisition of the
securities of the Issuer is solely for
investment purposes.  The reporting person may
acquire additional shares of the securities of
the Issuer subject to a continued analysis of
the stock and price considerations.  The
reporting person has no plans or proposals
which relate to or which would result in the
following:
		(a)	The acquisition by any person ofa additional
securities of the Issuer, or the disposition of securities of the Issuer;

		(b)	An extraordinary corporate transaction, such as
a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

		(c)	A sale or transfer of a material amount of
assets of the Issuer or any of its subsidiaries;

		(d)	Any change in the present board of directors or
management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;
		(e)	Any material change in the present
capitalization or dividend policy of the Issuer;

		(f)	Any other material change in the Issuer's
business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

		(g)	Changes in the Issuer's charter, by-laws or
instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

		(h)	Causing a class of securities of the Issuer to
be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

		(i)	A class of equity securities of the Issuer
becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or

		(j)	Any action similar to any of these enumerated
above.

Item 5.	Interest in Securities of the Issuer
The aggregate number of shares owned on March 15, 2000, by the Reporting Person is 74,500, representing
12.805% of the issued and outstanding $.001 par value common stock of the Issuer. No other shares are beneficially owned or controlled either directly or indirectly by the reporting person as to transactions with the past 60 days. See item 3.

Item 6.	Contracts, Arrangements, Understandings or
	Relationships with Respect to Securities of the Issuer


The Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) among any other persons with respects to any securities of the Issuer including but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
There are no exhibits required to be filed by the Reporting Person in connection with this reporting.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2000


	______________________________
Bruce Paul





TAYCO DEVELOPMENTS, INC.

SCHEDULE A

 DATE OF        NO. OF   PRICE PER   TOTAL
PURCHASE   PURCHASE		 SHARES     SHARE    AMOUNT

*Jason Paul 	11/16/93   7,000	 .4598		10,397.65
*Jason Paul	11/23/93   5,000	1.5625		 7,815.50
Bruce Paul 	11/26/93  10,000	1.5312		15,315.50
Bruce Paul	12/01/93   7,500	1.5312		11,487.38
Bruce Paul	12/08/93   2,000	1.625	      	3,313.90
Bruce Paul	1/12/94    5,000	1.375	   	                        	7,028.90
Bruce Paul	1/24/94    2,700	1.6565	 	4,474.88
Bruce Paul	2/02/94    5,000	2.1875		10,940.50
Bruce Paul 	2/07/94    1,000	2.0625		 2,065.50
Bruce Paul	2/08/94   <2,000> 2.625			<5,247.00>
Bruce Paul 	2/14/94    2,000	2.625		    	 5,253.00
Bruce Paul	3/02/94   <2,000> 2.625			<5,166.10>
Bruce Paul	6/03/94    3,000	1.750	  	          	5,353.90
Bruce Paul	6/20/94    1,000	1.875	1,878.00
Bruce Paul	8/02/94    3,000	1.625			4,878.00
Bruce Paul	8/31/94    4,000	1.4375	5,753.00
Bruce Paul	10/05/94   2,000	1.625		3,313.90
Bruce Paul	10/19/94   1,000	1.687		1,690.50
Bruce Paul	10/20/94   2,000	1.875		3,813.990
Bruce Paul	10/27/94   2,500	2.125		5,315.50
Bruce Paul	11/17/94   2,500	2.218		5,549.88
Bruce Paul	1/11/95    1,500	2.125		3,256.46
*Amy Paul	1/17/95    2,000	2.3125	4,628.06
*Jason Paul	2/01/95    4,000	2.313		9,253.00
Jason Paul	2/02/95    5,000	2.313		11,565.50
Bruce Paul	2/15/95    7,000	2.656		18,596.75
Bruce Paul	2/16/95    7,500	2.531		18,897.38
Bruce Paul	2/2295     4,000	2.531		10,128.00
Bruce Paul	3/07/95    5,000	2.125		10,628.00
Bruce Paul	3/10/95    1,300	1.810		2,359.25
Bruce Paul	4/26/95      500	2.000		1,003.00
Bruce Paul	5/10/95    1,000	2.500		2,550.00
Bruce Paul	5/17/95      500	2.250		1,128.00
Bruce Paul 	5/17/95      900	2.380		2,137.50
Bruce Paul	8/21/95    1,000	2.250		2,253.00
Bruce Pual	9/11/95    1,000	3.000		3,050.00
Bruce Paul	9/14//95   9,000	3.062		27,565.50
Bruce Paul	11/28/95 <9,000>	3.94		<31,215.75>
Bruce Paul	2/22/96   <1500>	3.87		<5,809.50>
Bruce Paul	7/25/96  <2,000>	2.75		<5,497.00>
Bruce Paul	8/21/96  <1,400>	2.87		<4,022.00>
Bruce Paul	9/24/96   1,000	2.56		2,565.50
Bruce Paul	9/19/96   1,000	2.56		2,565.50
Bruce Paul	10/25/96 <1,500>	<3.37>		<5,062.50>
Bruce Paul	10/25/96 <2,500>	<3.37>		<8,434.50>


*Ryan Paul	10/29/96  5,000	3.06		15,315.50
*Ryan Paul	10/29/96 <2,000>	3.37	<6,747.00>
Bruce Paul	1/09/97     500	3.50		1,753.00
Bruce Paul	1/21/97   1,000	3.50		3,503.00
Bruce Paul	1/22/97   1,000	3.50		3,503.00
Bruce Paul	1/23/97   6,500	3.53		22,956.13
Bruce Paul	4/29/97   1,200	3.50		4,203.00
Bruce Paul	5/22/97     300	3.37		1,015.50
Bruce Paul	5/22/97   1,300	3.50		4,550.00
Bruce Paul	5/23/97   2,500	3.50		8,753.00
Bruce Paul	7/2/97    2,500	3.37		8,440.50
Bruce Paul	7/7/97    1,500	3.37		5,062.50
Bruce Paul	7/7/97    1,200	3.37		4,053.00
Bruce Paul	7/8/97    2,100	3.57		7,090.50
Bruce Paul	7/16/97   1,100	3.19		3,509.25
Bruce Paul 	7/17/97  14,000	3.19	44,628.00
Bruce Paul	7/31/97     700	3.25	3,275.00
*Ryan Paul	8/20/97     600	3.12		1,878.00
*Jason Paul	10/31/97  1,000	3.25		3,253.00
Bruce Paul	10/31/97 10,000	3.31	33,128.00
Bruce Paul	11/13/97    500	3.19	1,596.75
Bruce Paul	12/29/97  1,600	3.12		5,003.00
Bruce Paul	1/2/98    1,000	3.12	3,128.00
Bruce Paul	1/8/98    1,900	3.00		5,703.00
Bruce Paul	3/16/98   3,000	3.00		9,003.50
Bruce Paul	3/24/98     600	2.875		1,728.50
Bruce Paul	3/27/98     400	2.875		1,153.50
Bruce Paul	3/27/98   4,000	2.81		11,250.00
Bruce Paul	4/28/98   1,500	2.87		4,316.00
Bruce Paul	4/30/98    2,500	 2.87		7,191.00
Bruce Paul	8/12/98  <15,000> 2.73		40,950.00
Bruce Paul	10/30/98  <3,000> 2.51	 7,551.00
Bruce Paul	05/14/99  <1,000> 2.50		2,496.00
Bruce Paul	05/16/99  <4,500> 2.67         12,030.00
Bruce Paul	06/2/99   <1,000> 2.80	2,809.00
Bruce Paul	06/09/99  <4,000> 2.95         11,796.00
Bruce Paul	07/08/99  <3,000> 2.68		8,059.00
Bruce Paul	07/29/99  <1,000> 2.68	2,684.00
Bruce Paul	11/30/99  <8,700> 2.54         22,098.00
Bruce Paul	 12/9/99 <23,700> 2.79	66,059.00
*Jason Paul	12/13/99  <4,000> 2.86		11,430.00
*Ryan Paul	12/15/99  <6,600> 2.87	18,971.00
*Jason Paul	1/5/00    <1,000> 2.71	2,715.00
Bruce Paul	1/14/00   <8,000> 2.69	21,520.00
Bruce Paul	1/18/00   <9,000> 2.94	26,433.00

Total Shares Owned       74,500


*Bruce Paul Custodian for Ryan and Jason,
Amy Paul spouse of Bruce Paul.
2

5